

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 24, 2006

Mr. David L. Zich
Chief Executive Officer
Innova Pure Water, Inc.
15851 N. Dallas Parkway, Suite 1200
Addison, TX 75001

> **RE: Innova Pure Water, Inc.**
> **Form 10-KSB for Fiscal Year ended June 30, 2005**
> **Filed October 12, 2005**
> **Form 10-QSB for the Quarterly Period ended March 31, 2006**
> **Filed May 24, 2006**
> **File No. 000-29746**

Dear Mr. Zich:

We have reviewed your response letter filed July 20, 2006 to our letter dated May 4, 2006, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended June 30, 2005

1. We have reviewed your response to prior comment 1 which you believe supports your basis that Innova ("the Company") is the acquiring entity in the Numera Software ("NSC") acquisition. We have also taken into consideration recent facts provided verbally on August 16, 2006 regarding the composition of the Board. After consideration of the above, we still believe that the NSC acquisition should

be accounted for as a reverse acquisition, where NSC is the accounting acquirer.
As previously requested, please revise your filing accordingly.

Please be advised that you are required to disclose the information listed under
Item 4.02(a) of Form 8-K within four days of your conclusion.

Please tell us when you will file your restated Form 10-KSB. We remind you
when you file your restated Form 10-KSB for June 30, 2005 that you
appropriately address the following:

- an explanatory paragraph in the audit opinion,
- full compliance with SFAS 154, paragraphs 25 and 26,
- Item 8A. disclosures that include the following:
    - a discussion of the restatement and the facts and circumstances
      surrounding it,
    - how the restatement impacted the CEO and CFO's conclusions
      regarding the effectiveness of their disclosure controls and procedures,
    - changes to internal controls over financial reporting, and
    - anticipated changes to disclosure controls and procedures and/or
      internal controls over financial reporting to prevent future
      misstatements of a similar nature.

Form 10-QSB for the Quarterly Period ended March 31, 2006

2. We note management concluded that the Company's disclosure controls and
   procedures were ineffective at December 31, 2005 as a result of material
   weaknesses identified and have now concluded at March 31, 2006 that disclosure
   controls and procedures are effective. Revise future filings to disclosure the
   nature of the material weaknesses in detail and the specific steps that the
   Company has taken to remediate the material weaknesses as requested in our
   letter dated May 4, 2006. Also, revise to explain how management has
   determined that disclosure controls and procedures are now effective given the
   material weaknesses identified.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3255.

       Sincerely,

       Nili Shah
       Accounting Branch Chief